Annual Report

Cover Page

Name of issuer:

Assured Med Supply LLC

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 3/24/2020

Physical address of issuer:

4223 Glencoe Avenue
Suite C215-662
Marina Del Rey CA 90292

Website of issuer:

https://www.amshealth.ai/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

Most recent fiscal year- Prior fiscal

	end:	year-end:
Total Assets:	$742,779.95	$52,685.67
Cash & Cash Equivalents:	$742,779.95	$52,685.67
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$28,110.70	$29,854.82
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$800.00
Net Income:	($308,142.25)	($86,548.30)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Assured Med Supply LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rostislav Malkin	CEO	Assured Med Supply	2020
Gary Lipsky	COO	Assured Med Supply, LLC	2023
Don Oparah	Co-Founder	Assured Med Supply	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rostislav Malkin	CEO	2020
Rostislav Malkin	CFO	2020
Rostislav Malkin	Secretary	2020
Rostislav Malkin	President	2020
Rostislav Malkin	Manager	2020
Gary Lipsky	COO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

that routinely perform similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Don Oparah	25.0 Voting Interest Units	27.6
Rostislav Malkin	50.0 Voting Interest Units	49.9
Gary Lipsky	25.0 Economic Interest	22.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company

*will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history upon which you can evaluate the performance of our product, and accordingly, our prospects must be considered in light of the risks that any new business encounters. While the Company earned significant revenue under its previous medical supply business model, it is still in an early phase and just beginning to implement its generative AI business plan. There can be no assurance that this plan will succeed or generate profits. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by generative AI Companies, which are expensive to build and run and have difficulty generating revenue until they have developed a robust product and built up a userbase. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering through the sale of Class A, Class B, and Class C membership interests. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we may not be able to execute our business plan and our continued operations could be jeopardized.

The Company may not be able to attract users to its

platform. The success of the company's electronic platform heavily relies on attracting a critical mass of users. Failure to achieve sufficient user adoption could result in reduced engagement levels, limiting the platform's overall utility and potential revenue generation. Such failures could result from:

- **Competitive Market Dynamics:** The electronic platform operates in a competitive environment with various alternatives available to users. Inability to differentiate or provide compelling value propositions may hinder the company's ability to attract and retain users effectively.

- **Market Saturation or Fragmentation:** Saturation or fragmentation within the target market may make it challenging to capture and maintain a sizable user base. Competing services or alternative suppliers could divert potential users away from the company's platform.

- **User Experience and Interface:** Issues related to user interface design, functionality, or overall user experience could deter prospective users from adopting the platform. Negative perceptions or difficulties in navigating the platform may lead to low user retention.

- **Marketing and Brand Awareness:** Insufficient investment or ineffective strategies in marketing and promoting the platform may limit the company's ability to reach healthcare providers. Lack of brand recognition or awareness could hinder user acquisition efforts and slow growth.

- **Technological Barriers:** Technical challenges such as compatibility issues, slow loading times, or inadequate scalability could impact the platform's performance and user satisfaction. Persistent technical issues may deter users from engaging with the platform consistently.

- **Economic and Market Conditions:** Adverse economic conditions or shifts in market preferences could diminish user interest in the company's electronic platform. External factors influencing customer behavior may disrupt growth projections.

- **Regulatory and Compliance Challenges:** Non-compliance with regulatory requirements or changes in laws affecting electronic platforms could create barriers to entry or operation. Legal uncertainties or restrictions may deter potential users concerned about data privacy or security.

- **Network Effects:** The platform's value proposition may rely on network effects, where the usefulness of the

rely on network effects, where the usefulness of the platform increases as more users join. Difficulty in kickstarting or maintaining these network effects could impede user acquisition efforts.

- User Preferences and Expectations: Evolving user preferences, demands for new features, or shifting industry standards may necessitate continuous adaptation and innovation. Failure to align with user expectations or industry trends could result in user attrition to more responsive competitors.

The Company may not be able to attract vendors to its platform. The success of the company's electronic platform relies significantly on attracting a diverse range of vendors. Failure to onboard a sufficient number and variety of vendors may limit the platform's appeal and usability for potential users. Such failures may result from:

- Competitive Vendor Landscape: The platform operates in a competitive market with other partnership options for vendors. Inability to offer competitive advantages or incentives may deter vendors from choosing the company's platform over alternatives.

- Market Saturation or Fragmentation: Saturation or fragmentation within the vendor market may make it challenging to secure partnerships with sought-after vendors.

- Vendor Acquisition Costs: Costs associated with acquiring and onboarding vendors, such as integration expenses or promotional efforts, may strain the company's resources. Inadequate budget allocation or inefficient vendor recruitment strategies could hinder platform growth.

- Platform Reputation and Trust: Vendors may hesitate to join the platform if there are concerns about its reputation, reliability, or security standards. Negative perceptions or past incidents affecting vendor relationships could undermine efforts to attract reputable vendors.

- Economic and Market Conditions: Economic downturns or shifts in market conditions affecting vendor operations or priorities may impact their willingness to participate in new platforms. Vendors facing financial constraints or focusing on cost-cutting measures may delay or reconsider platform adoption.

- Technological Integration Challenges: Complexities in integrating with vendors' existing systems, compatibility issues, or technical requirements may deter them from

issues, or technical requirements may deter them from joining the platform. Inadequate support or resources for seamless integration could delay vendor onboarding efforts.

- **Regulatory and Compliance Concerns:** Non-compliance with industry regulations, data privacy laws, or contractual obligations could create legal uncertainties for vendors considering platform participation. Compliance burdens or risks may deter vendors from partnering with the company.

- **Vendor Relationship Management:** Ineffective communication, support, or relationship management strategies with vendors may lead to dissatisfaction or lack of engagement. Poor vendor experiences could result in negative word-of-mouth and difficulty in attracting new vendors.

- **Value Proposition for Vendors:** Insufficient clarity or perceived lack of value in the platform's offerings, such as limited marketing opportunities, revenue potential, or customer reach, may deter vendors seeking robust ROI from their participation.

The Company may face competition from other generative AI and medical supply companies. The company operates in a highly competitive environment with numerous other platforms and companies offering similar medical supply solutions. Competitors may vary in size, scope, pricing strategies, and technological capabilities, posing challenges to the company's market position. Presence of well-established competitors with strong brand recognition, extensive customer bases, and established vendor relationships may pose significant barriers to entry. Competitors with economies of scale or longstanding industry relationships could leverage these advantages to capture market share. In addition, price-sensitive customers within the medical supply market may prioritize cost-effective solutions offered by competitors. Pricing strategies that undercut the company's offerings or aggressive discounting tactics could erode profit margins and market share.

Reliance on third-party service providers creates risks. Some of the Company's operations may rely on the Company's third-party service providers, to manufacture, host, and deliver products, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such products, services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation. In addition, fees or other contractual conditions from such third-party service

providers may change unexpectedly and in ways that are detrimental to the Company's businesses. In addition, the hosting costs for our cloud services may increase over time if we require more computing or storage capacity and such capacity may not be available on the same terms or with the same costs or at all. These costs could adversely impact our business and financial condition.

The loss of suppliers or shortages of medical products or raw materials used to manufacture such products by our vendors could have an adverse effect on our business, financial condition, or results of operations.A vendor on our platform may depend on outside suppliers for raw materials and packaging and other shipping materials. In the event these vendors lose significant suppliers and have trouble in finding or transitioning to alternative suppliers, it could result in product shortages or product back orders, which could harm our business (both through lost sales and through customers losing interest in our platform). We are also subject to delays caused by any interruption in the production of these materials including weather, disease, crop conditions, climate change, transportation interruptions and natural disasters or other catastrophic events. Additionally, some of the raw materials and supplies used in the production of our products may from time to time be sourced from countries experiencing civil unrest, political instability, or unfavorable economic conditions.

Our vendors may rely in part on third-party distributors/warehouses to effectively distribute/ship products. If the Company's vendors cannot maintain positive relationships with existing and future distributors/warehouses who wish to, or can, effectively distribute products to retailers or customers, our operating results and business may suffer. The Company's vendors may depend on distributors to distribute our products, yet we will be unable to control their efforts completely, and these distributors may cancel their arrangements. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. If our vendors fail to develop or maintain positive relationships with their distributors/warehouses, including potentially in new markets, fail to manage or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not supportive in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, and our reputation and business would be harmed.

The Company may rely on various intellectual property rights, including trademarks, in order to operate their

business, and failure to safeguard intellectual property could harm the Company's results. The Company may rely on intellectual property rights to operate the Company's businesses. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide the Company a significant competitive advantage. In addition, the steps the Company takes to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the Company's intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations. The Company may also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter competitors from using its proprietary information. In order to protect or enforce patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert Company management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that the Company will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If the Company's information technology system fails or if

the implementation of new information technology systems is not executed efficiently and effectively, the Company's business, financial position, and operating results could be adversely affected. The Company will be heavily dependent upon information technology infrastructure to effectively manage and operate many of their key business functions. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. They are also subject to break-ins, breach, sabotage, intentional acts of vandalism and similar misconduct. Although the Company will utilize industry-standard digital security, a long-term failure or impairment of any of the Company's information technology systems could adversely affect their ability to conduct day-to-day business and possibly subject the Company to claims and/or litigation. The Company currently does not have insurance to protect from claims surrounding failures in information technology systems or protection of sensitive data, and we have no assurances that the Company will be able to insure against these risks. Even if the Company is able to insure against these type of risks, the cost of such insurance may not be available at reasonable terms and the coverage may not be adequate.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data

security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly process customer information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of payment information, or confidential employee information may adversely affect its business. The Company's operations require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach the Company's information technology systems could result in fines, legal claims, or proceedings.

The use of individually identifiable data by the Company, its business associates and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect the Company's business, including causing their business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause their business and results of operations to suffer materially. Additionally, the success of their online operations may depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to their data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of the

Company's customer transaction processing capabilities and personal data. If any such compromise of their security or the security of information residing with their business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs they incur to protect against such breaches and could subject us to additional legal risk.

The Company's Operating Agreement provides that venue for any dispute arising under the Operating Agreement or among or between any Members and/or the Company shall be in Los Angeles, CA, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the Company's Operating Agreement included in Appendix B to this Offering Statement in advance of membership in the Company. In Section 10.10 of the Operating Agreement, investors agree in advance to membership in the Company to a dispute resolution procedure whereby the Manager and the Members agree to resolve any dispute, claim, question, or disagreement between the members or between the manager and one or more of the Members arising from or relating to the Operating Agreement, the breach thereof, or any associated transaction by submitting the dispute to a single arbitrator under the procedures of the American Arbitration Association. Such dispute resolution provisions include claims under the Securities Act or Securities Exchange Act of 1934, as amended ("Exchange Act"), but, since the Securities and Exchange Commission considers such dispute resolution procedures to be against public policy, a court may ultimately find this provision unenforceable against such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable

judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager. Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as Manager, will be liable to the Company for acts and omissions only to the extent such acts or omissions constitute fraud, willful violation of applicable law, or willful and material violation of the Operating Agreement, will be absolved from liability for all actions or omissions taken in good faith, and eliminates all fiduciary duties or obligations which conflict with these standards. The Operating Agreement also allows the Manager and its affiliates to have other business interests, including those that compete with the Company.

Our Managers beneficially owns all of our outstanding Voting Interest Units, and will continue to do so after this offering. The interests of our Managers may conflict with investors, who will be unable to influence management and exercise control over the business. As of the date of this offering, our Managers own 100% of the Voting Interest Units in the business, and are able to exercise complete control over the business. Investors in the Securities will be unable to influence management and exercise control over our business.

We might obtain lines of credit and other borrowings, which increases our risk of loss.
We may obtain debt financing. As with any liability, there is a risk that we may be unable to repay our obligations from operational cash flow. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. We may also face litigation if we fail to pay our debts, which could be time consuming and costly.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or

Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has broad discretion in how to utilize newly raised capital. The Company and its managers will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts. The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target

reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your

party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering. We are offering Securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our Securities and more than the target amount of offered Securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of Securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering. The Company determined the per-unit price from an estimate of valuation by the Manager. This valuation process is not based on mathematical calculations, is highly imprecise, and done by the Management of the Company, who are biased to view the value of the Company more favorably. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per unit of the Company's outstanding units immediately before the commencement of this Offering. Even with the inflow of Offering Proceeds, the net tangible book value per unit of the Company's Unit immediately after this Offering's conclusion will still be substantially lower than the price at which they are being sold.Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the offering price (or at any other price), and you risk overpaying for your investment.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under

date. **Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.** You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities acquired in this Offering may be significantly diluted as a consequence of other equity financings. The Company's equity securities will be subject to dilution via the sale of additional classes of membership interests in the Company. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will

realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.
There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.
If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities. Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement). Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state

or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by the Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor. The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward looking statements may be wrong. Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.Such statements are based on the Manager's current estimates and expectations, along with currently available

and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.It is possible that actual results from operation of the properties will be different than the returns anticipated by the Manager and/or that these returns may not be realized in the timeframe projected by the Manager, if at all.This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering

statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

An investment in this offering constitutes only an investment in a series of Wefunder SPV, LLC, and not in the Company. A purchase of a series interest in Wefunder SPV, LLC does not constitute an investment in the Company. This results in limited voting rights of the investor, which pursuant to its investor agreement with Wefunder SPV, LLC, the investor is required to assign via power of attorney to a custodian. In addition, the direct economic interest of a holder in a series will not be identical to owning a direct undivided interest in direct ownership of Units in the Company because of additional administrative fees charged by Wefunder SPV, LLC, the Company, and/or the Manager.

Liability of investors between series may not be honored. This Offering is structured as an investment in a special purpose vehicle which is a series of Wefunder SPV, LLC, a Delaware limited liability company, which organizes individual series for investments in different companies. Each series will merely be a separate series of Wefunder SPV, LLC and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding series interests in one series is segregated from the liability of investors holding series interests in another series and the assets of one series are not available to satisfy the liabilities of other series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not
honored such interpretation.

If Wefunder SPV, LLC's series limited liability company structure is not
respected, then investors may be subject to all liabilities of Wefunder SPV, LLC, not limited to the liabilities related to this Offering. The consequence of this is that investors may have to bear higher—possibly significantly higher—than anticipated expenses which would adversely affect the

value of their investment. Thus, the returns generated by the Company and distributed to Wefunder SPV, LLC for the benefit of the investors in this Offering may be subject to satisfy such liabilities rather than being distributed to investors. Further, if the series structure is not respected, it could affect taxation of this special purpose vehicle, which could potentially increase investors' tax burden.

In addition, the Company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18- 215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of Wefunder SPV, LLC generally where the assets of such other series or of Wefunder SPV, LLC generally are insufficient to meet its liabilities.

If any fees, costs, and expenses of Wefunder SPV, LLC are not allocable to a specific series, they will be borne proportionately across all of the series (which may include future series to be issued). Although it is expected that the manager of Wefunder SPV, LLC will allocate fees, costs, and expenses acting reasonably, there may be situations where it is difficult to allocate fees, costs, and expenses to a specific series and therefore, there is a risk that this special purpose vehicle may bear a higher proportion of the fees, costs and expenses for a service or product for which another series received a disproportionately high benefit.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rostislav Malkin and Gary Lipsky are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Economic Interest Units	N/A	856,000	No ⌄
Voting Interest Units	N/A	100	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

The Company's Management has advanced approximately $2140 for various administrative expenses incurred in 2024 (such as subscriptions to electronic services, email and webhosting fees, rent, accounting expenses and marketing) for which it will be seeking reimbursement from the proceeds of this offering. The Company's Management expects to advance approximately $500/month in additional expenses during the offering period.

The Company's previous insurance provider, Kinsale Insurance Company, has asserted that the Company owes a debt of $20,734 in additional premiums for business insurance coverage for Calendar Year 2022. The Company disputes that such premiums are owed.

A Company vendor, Eprocurement Services LLC, has asserted that the Company owes a debt of approximately $3000 for annual subscription services. The Company disputes this amount because Eprocurement Services LLC was not practically usable for most of the relevant period.

Other than the $2140 owed to Management and the above $23,734 in potential debts (which may increase if additional fees and costs are assessed), the Company does not have

any material indebtedness as of the date of this Form C.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$1,234,925	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without

regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AI Co-Pilot that could transform the $1.3 Trillion Medical Distribution Market

Milestones

- Appointed a new Chief Medical Officer, a former surgeon at Brigham and Women's Hospital and Harvard MBA
- Appointed a new Chief Revenue Officer, a former hospital CEO and COO with leadership experience at major U.S. health systems, including Tenet Healthcare, Prime Healthcare, and Community Health Systems
- Appointed a new Head of Engineering, who previously played a significant role in key healthcare technology initiatives at Amazon
- Completed development of the next version of our AI platform for hospitals and health systems
- Initiated outreach and made presentations to leading hospitals and health systems in the United States, and recently sent agreements for evaluation
- Received inbound investment interest from leading

venture capital firms, including two firms widely regarded as among the largest by assets under management, despite not actively pursuing a financing round

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Rostislav Malkin, certify that:

(1) the financial statements of Assured Med Supply LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Assured Med Supply LLC included in this Form reflects accurately the information reported on the tax return for Assured Med Supply LLC filed for the most recently completed fiscal year.



Rostislav Malkin

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and

therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the

report.

33. Once posted, the annual report may be found on the issuer's website at:

https://assuredmedsupply.com/ai/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

　　Financials 1
　　Financials 2

Appendix D: Director & Officer Work History

　　Don Oparah
　　Gary Lipsky
　　Rostislav Malkin

Appendix E: Supporting Documents

　　AMS_Business_Plan.docx
　　AMS_OA_Amendment_No_2_-_2024.08.09__1__signed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Assured Med Supply Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Don Oparah

Gary Lipsky

Rostislav Malkin

Appendix E: Supporting Documents

AMS_Business_Plan.docx
AMS_OA_Amendment_No_2_-_2024.08.09__1__signed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Assured Med Supply LLC

By

Roy Malkin
Co-Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Roy Malkin
Co-Founder, CEO
4/15/2026

Gary Lipsky
COO
4/15/2026